FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 18, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2013

March 18, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2013.

Key Financial Highlights of Q4 2013 and FY 2013

•                  Consolidated Group revenues increased 5% y-o-y to RUB 398 billion

•                  Mobile service revenue in Russia rose 7% y-o-y to RUB 273 billion

•                  Data traffic revenue in Russia grew 43% y-o-y to RUB 47 billion

•                  Consolidated OIBDA1 of RUB 45 billion increased 8% y-o-y to RUB 175 billion with 43.9% OIBDA margin

•                  Consolidated net income2 of RUB 20 billion in Q4 2013 and a net income of RUB 80 billion in FY 2013

•                  Free cash-flow from continuing operations3 grew 52% to RUB 69 billion for FY 2013

Key Corporate and Industry Highlights

•                  Launched LTE networks in Pskov Region, Kirov Region, North Ossetia-Alania, Khabarovsk Krai, Udmurtia, Zabaikalsky Krai, Amur Krai, Rostov region, Kaluga region, Novosibirsk region, Tatarstan and St. Petersburg

•                  Launched sales of iPhone 5s/5c in the MTS retail network

•                  Through its MGTS subsidiary, MTS divests non-core real estate assets through sale of 51% stake in Business  Nedvizhimost CJSC for RUB 3.2 billion

•                  Changed the terms of credit agreements with Sberbank for two non-revolving lines of credit in the amount of RUB 80 billion

•                  Redeemed remaining amount of Series 01 ruble-denominated bond

•                  Repurchased Series 03 ruble-denominated bonds in the amount of approximately RUB 3.9 billion

•                  Paid out semi-annual dividends of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) amounting to the total of RUB 10.8 billion on the basis of the Company’s H1 2013 financial and operating results

•                  Announced new 3D Strategy: Data, Differentiation, Dividends

1  See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

2  Attributable to the Group.

3  See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity. Free Cash Flow from continuing operations excluding one-offs from settlement of proceedings over Bitel LLC in the amount of RUB 4.1 billion

•                  Concluded a credit facility with Citibank Europe PLC and Swedish Export Credit Corporation for up to $300 million4 supported by Sweden’s Exportkreditnamnden (EKN)

Outlook for FY2014

MTS expects revenue growth for the Group of 3-5% for 2014; key factors may include:

•                  Growth in data revenues through higher penetration of smartphones and data-enabled devices

•                  Development of retail product platform and sales of tablets and handsets

•                  Growth in broadband/pay TV markets in Russia

MTS sees above 2% OIBDA growth for 2014; key factors expected to influence MTS’s OIBDA dynamics:

•                  Revenue growth in core markets

•                  Adoption rate of data plans for smartphones and tablets

•                  Sales trends of handsets and accessories

•                  Competitive factors

•                  Increasing share of inflation-based expenses

CAPEX spending for 2014 is expected to be 21% of revenue. The investments include network enhancement and key projects:

•                  On-going roll out of LTE networks throughout Russia

•                  Enhancements to 3G networks

•                  Continued deployment of GPON in Moscow and Moscow region

•                 Network improvements and equipment swaps  in Ukraine

•                  Maintenance CAPEX in Armenia

•                  Build out of 3G networks in Turkmenistan

MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its market guidance and, in turn, impact its financial and operating results

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “Overall in 2013, revenue for the Group grew by 5% to over 398 billion rubles. In all of our markets we see rising usage of voice and strong data adoption in virtually all customer segments. In Russia, we continue to realize benefits through data adoption from our focus in retail on sales of low-cost devices as we lead the market in data penetration through smartphones. Both internal data and independent sources confirm MTS’s leadership in network speed, customer service, brand and other important factors that create our leading customer experience. Unfortunately, we also see macroeconomic factors that have hurt our ability to grow; in particular in Ukraine, macroeconomic uncertainty combined with the absence of 3G likely means that this market may lag the Group’s pace of growth. In spite of these developments, we feel confident in our ability to further grow in our core markets, execute our strategy of differentiation and continue to generate value for our shareholders.”

4  RUB 10.9 billion at the date of conclusion

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said, “In Q4 2013, in our Russian business, we grew 7% year-over-year.  Driving this growth was our mobile business, which grew over 8% year-over-year which, we believe  may be the fastest organic rate of growth in the market based on the publicly available data. One of the key drivers of growth was greater adoption of data plans as smartphone penetration among our active subscribers reached 34%, and our data attach rate increased to over 42%. In Q4 2013, this contributed to an increase in data traffic of 49% year-over-year. Revenue was also aided by a strong holiday performance in our retail chain, where sales improved by 9% quarter-on-quarter.  We also registered high-value subscriber additions for the period.  Our sales of SIM-cards continue to be both consistent and sustainable; churn fell slightly to 9.0% for the quarter, a 200 bps reduction from 2012, and MOU increased to 345 minutes. For the year, churn fell to 36.3%, which is a level we haven’t seen since 2009 and a marked improvement versus our competitors. Our fixed business recorded 5% growth year-on-year and 9% quarter-on-quarter aided by contributions from MGTS.

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “For the year OIBDA grew 8% to 175 billion rubles, which translated to a rate of growth roughly 300 bps faster than topline growth. Overall we showed over 100 bps in improvement in our OIBDA margin through a mix of high-margin revenue growth and sustained improvement in our cost efficiencies.  In Q4, OIBDA grew 11% year-over-year to 45 billion rubles for an OIBDA margin of nearly 43.0% or our highest Q4 margin in recent memory. Reflecting these trends, for the year OIBDA of MTS Russia increased 7% to 157.7 billion rubles.”

Additional Information

The Company has received a voluntary request for documents and information regarding MTS’s business in Uzbekistan from the United States Securities and Exchange Commission (SEC) regarding investigations into the activities of unaffiliated parties.

This press release provides a summary of some o-f the key financial and operating indicators for the period ended December 31, 2013. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q4’13	Q4’12	y-o-y		Q3’13	q-o-q		2013	2012	y-o-y
Revenues	104,750.6	98,414.3	6.4%		103,387.8	1.3%		398,442.8	378,240.1	5.3%
OIBDA	44,988.4	40,456.0	11.2%		46,289.8	-2.8%		175,010.5	161,703.2	8.2%
- margin	42.9%	41.1%	+1.8	pp	44.8%	-1.9	pp	43.9%	42.8%	+1.1	pp
Net operating income	27,219.4	23,412.6	16.3%		27,394.7	-0.6%		101,758.0	93,793.3	8.5%
- margin	26.0%	23.8%	+2.2	pp	26.5%	-0.5	pp	25.5%	24.8%	+0.7	pp
Net income from continuing operations	19,750.1	15,450.2	27.8%		18,079.9	9.2%		76,105.5	62,488.1	21.8%
- margin	18.9%	15.7%	+3.2	pp	17.5%	+1.4	pp	19.1%	16.5%	+2.6	pp
Net income attributable to the group	19,750.1	16,997.1	16.2%		18,079.9	9.2%		79,838.6	29,641.7	169.3%
- margin	18.9%	17.3%	+1.6	pp	17.5%	+1.4	pp	20.0%	7.8%	+12.2	pp

Russia Highlights

RUB mln	Q4’13	Q4’12	y-o-y		Q3’13	q-o-q		2013	2012	y-o-y
Revenues[5]	94,154.4	88,186.6	6.8%		91,532.6	2.9%		354,894.3	337,948.7	5.0%
- mobile	71,555.7	66,102.7	8.2%		70,844.2	1.0%		272,502.2	254,887.5	6.9%
- fixed	16,725.3	15,925.6	5.0%		15,384.4	8.7%		63,300.6	61,778.8	2.5%
-sales of handsets & accessories	7,759.9	8,114.8	-4.4%		7,093.9	9.4%		26,317.0	28,677.1	-8.2%
OIBDA	41,107.3	37,075.9	10.9%		41,522.5	-1.0%		157,698.7	148,008.0	6.5%
- margin	43.7%	42.0%	+1.7	pp	45.4%	-1.7	pp	44.4%	43.8%	+0.6	pp
Net income	17,117.0	14,710.7	16.4%		15,630.1	9.5%		64,115.3	60,796.3	5.5%
- margin	18.2%	16.7%	+1.5	pp	17.1%	+1.1	pp	18.1%	18.0%	+0.1	pp

	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
ARPU (RUB)	306.1	292.1	305.8	318.7	314.8	297.1	307.9
MOU (min)	323	310	332	337	345	304	327
Churn rate (%)	11.0%	9.5%	9.4%	9.1%	9.0%	42.4%	36.3%

Ukraine Highlights

UAH million	Q4’13	Q4’12	y-o-y		Q3’13	q-o-q		2013	2012	y-o-y
Revenues	2,440.6	2,396.9	1.8%		2,633.5	-7.3%		9,965.2	9,676.8	3.0%
OIBDA	1,275.8	1,200.3	6.3%		1,355.4	-5.9%		5,176.0	4,919.1	5.2%
- margin	52.3%	50.1%	+2.2	pp	51.5%	+0.8	pp	51.9%	50.8%	+1.1	pp
Net income	635.9	496.4	28.1%		683.9	-7.0%		2,464.3	1,983.3	24.3%
- margin	26.1%	20.7%	+5.4	pp	26.0%	+0.1	pp	24.7%	20.5%	+4.2	pp

5 Revenue, net of intercompany between mobile and fixed.

	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
ARPU (UAH)	38.17	37.40	38.32	38.92	35.08	39.19	37.51
MOU (min)	602	600	580	561	557	597	577
Churn rate (%)	5.8%	6.7%	6.0%	6.6%	6.8%	30.5%	26.1%
SAC (UAH)	60.4	51.9	56.2	57.1	53.3	60.5	54.8
- dealer commission	35.8	30.6	30.2	36.7	29.7	34.7	32.1
- adv&mktg	14.3	12.3	16.8	12.6	14.8	15.1	14.1
- handset subsidy	2.7	1.6	1.2	0.6	0.9	2.6	1.1
- SIM card & voucher	7.6	7.3	8.0	7.1	7.8	8.0	7.6

Armenia Highlights

AMD million	Q4’13	Q4’12	y-o-y		Q3’13	q-o-q		2013	2012	y-o-y
Revenues	19,777.5	20,053.1	-1.4%		22,521.8	-12.2%		79,925.7	77,586.2	3.0%
OIBDA	5,297.5	10,702.5	-50.5%		12,248.4	-56.7%		36,861.7	44,446.0	-17.1%
- margin	26.8%	53.4%	-26.6	pp	54.4%	-27.6	pp	46.1%	57.3%	-11.2	pp
Net income/(loss)	(1,442.1)	2,329.7	n/a		4,296.7	n/a		8,400.3	8,944.5	-6.1%
- margin	n/a	11.6%	n/a		19.1%	n/a		10.5%	11.5%	-1.0	pp

	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
ARPU (AMD)	2,761.8	2,433.6	2,750.2	3 108.2	2,690.6	2,656.4	2,736.5
MOU (min)	347	330	365	389	398	328	365
Churn rate (%)	6.7%	8.2%	8.6%	8.0%	6.5%	34.7%	30.7%
SAC (AMD)	6,332.7	6,506.2	6,287.4	6,077.1	6,800.7	5,909.9	6,415.7

Turkmenistan Highlights

TMT mln	Q4’13	Q4’12	y-o-y		Q3’13	q-o-q		2013
Revenues	71.8	27.0	165.8%		70.2	2.2%		252.9
OIBDA	43.5	8.5	411.3%		26.9	61.6%		104.2
- margin	60.6%	31.5%	+29.1	pp	38.3%	+22.3	pp	41.2%
Net income/(loss)	39.2	8.5	360.7%		24.0	63.2%		89.5
- margin	54.6%	31.6%	+23.0	pp	34.1%	+20.5	pp	35.4%

	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2013
ARPU (TMT)	7.9	9.7	11.1	12.0	11.9	11.4
MOU (min)	302	473	527	541	531	564
Churn rate (%)	n/a	n/a	17%	6.7%	11.1%	35.5%
SAC (TMT)	6.2	9.5	13.6	18.1	22.1	14.9

CAPEX Highlights

RUB mln	FY 2010	FY 2011	FY 2012	FY 2013
Russia	69,277.8	66,868.7	82,896.2	70,909.9
- as % of rev	24.2%	21.4%	24.5%	20.0%
Ukraine	4,694.0	4,486.9	4,124.6	8,840.2
- as % of rev	14.5%	13.4%	10.9%	22.2%
Armenia	913.0	1,343.7	751.0	1,092.6
- as % of rev	14.5%	22.8%	12.5%	17.5%
Turkmenistan	1,353.6	n/a	11.2	732.1
- as % of rev	21.5%	n/a	3.4%	25.8%
Group	76,238.4	72,798.3	87,783.1	81,574.8
- as % of rev	23.1%	20.9%	23.2%	20.5%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2013

Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations and comprehensive income. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating income	23,412.6	21,577.8	25,566.1	27,394.7	27,219.4	93,793.3	101,758.0
Add: D&A	17,043.4	17,769.6	18,818.9	18,895.0	17,769.0	67,910.0	73,252.5
OIBDA	40,456.0	39,347.4	44,384.9	46,289.8	44,988.4	161,703.2	175,010.5

Russia (RUB mln)	Q4’12	Q3’12	Q2’13	Q3’13	Q4’13	2012	2013
Operating income	22,824.8	20,865.0	22,977.1	25,166.6	25,864.7	91,773.2	94,873.4
Add: D&A	14,251.0	14,981.5	16,245.3	16,355.9	15,242.6	56,234.8	62,825.3
OIBDA	37,075.9	35,846.5	39,222.4	41,522.5	41,107.3	148,008.0	157,698.7

Ukraine (RUB mln)	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating income	2,387.3	2,261.2	2,978.3	3,396.6	3,109.0	9,647.1	11,745.0
Add: D&A	2,282.1	2,410.5	2,235.5	2,165.2	2,084.7	9,571.0	8,895.9
OIBDA	4,669.4	4,671.7	5,213.8	5,561.8	5,193.7	19,218.1	20,641.0

Armenia (RUB mln)	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating income/loss	310.9	279.6	446.7	600.5	(27.3)	1,344.8	1,299.4
Add: D&A	507.7	385.4	344.6	382.4	447.5	2,094.8	1,559.9
OIBDA	818.6	665.0	791.3	982.8	420.2	3,439.7	2,859.3

Turkmenistan (RUB mln)	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating income	92.0	137.5	228.7	305.1	487.6	n/a	1,158.9
Add: D&A	0.2	2.2	1.1	4.3	10.5	n/a	18.1
OIBDA	92.2	139.7	229.8	309.4	498.1	n/a	1,177.1

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating margin	23.8%	23.2%	26.2%	26.5%	26.0%	24.8%	25.5%
Add: D&A	17.3%	19.1%	19.3%	18.3%	17.0%	18.0%	18.4%
OIBDA margin	41.1%	42.4%	45.5%	44.8%	42.9%	42.8%	43.9%

Russia	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating margin	25.9%	25.2%	26.6%	27.5%	27.5%	27.2%	26.7%
Add: D&A	16.1%	18.1%	18.8%	17.9%	16.2%	16.6%	17.7%
OIBDA margin	42.0%	43.3%	45.4%	45.4%	43.7%	43.8%	44.4%

Ukraine	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating margin	25.6%	24.9%	30.0%	31.4%	31.3%	25.6%	29.6%
Add: D&A	24.5%	26.6%	22.5%	20.0%	21.0%	25.4%	22.4%
OIBDA margin	50.1%	51.5%	52.6%	51.5%	52.3%	50.9%	52.0%

Armenia	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating margin	20.3%	21.1%	29.5%	33.2%	-1.7%	22.4%	20.9%
Add: D&A	33.1%	29.1%	22.8%	21.2%	28.2%	34.9%	25.0%
OIBDA margin	53.4%	50.3%	52.3%	54.4%	26.5%	57.3%	45.9%

Turkmenistan	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	2012	2013
Operating margin	31.3%	26.7%	32.9%	37.8%	59.5%	n/a	40.8%
Add: D&A	0.1%	0.4%	0.2%	0.5%	1.3%	n/a	0.6%
OIBDA margin	31.4%	27.1%	33.1%	38.3%	60.8%	n/a	41.5%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2012	As of Dec 31, 2013
Current portion of debt and of capital lease obligations	27,624.3	25,063.7
Long-term debt	204,432.3	194,073.2
Capital lease obligations	48.5	10.0
Total debt	232,105.1	219,146.9
Less:
Cash and cash equivalents	22,014.2	30,611.7
Short-term investments	4,034.4	14,632.6
Net debt	206,056.5	173,902.6

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For the year ended Dec 31, 2012	For the year ended Dec 31, 2013
Net cash provided by operating activities	134,855.8	159,924.4
Less:
Purchases of property, plant and equipment	(79,835.9)	(67,146.2)
Purchases of intangible assets	(7,947.1)	(14,428.7)
Proceeds from sale of property, plant and equipment	394.8	418.0
Proceeds from sale of other investments	2,028.9	—
Purchases of other investments	(2,100.0)	(702.9)
Investments in and advances to associates	—	(5,088.9)
Acquisition of subsidiaries, net of cash acquired	(1,936.8)	—
Free cash flow	45,459.7	72,975.8

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS (UNAUDITED) AND TWELVE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Net operating revenue
Service revenue and connection fees	96 947	90 247	371 950	349 338
Sales of handsets and accessories	7 804	8 167	26 493	28 902
	104 751	98 414	398 443	378 240
Operating expenses
Cost of services	(21 837)	(21 496)	(83 777)	(83 051)
Cost of handsets and accessories	(7 190)	(6 914)	(22 636)	(25 042)
Sales and marketing expenses	(6 093)	(6 416)	(22 861)	(21 667)
General and administrative expenses	(21 333)	(20 503)	(85 458)	(77 977)
Depreciation and amortization expense	(17 769)	(17 043)	(73 253)	(67 910)
Provision for doubtful accounts	(1 506)	(537)	(3 106)	(2 606)
Impairment of long-lived assets	—	(126)	—	(522)
Other operating expenses	(1 803)	(1 966)	(5 594)	(5 671)

Net operating income	27 220	23 413	101 758	93 794

Currency exchange and transaction (loss)/gain	(840)	951	(5 473)	3 952

Other (expenses)/income:
Interest income	675	402	2 793	2 588
Interest expense, net of capitalized interest	(2 983)	(4 449)	(15 498)	(17 673)
Other income/(loss)	1 516	220	13 108	181
Total other income/ (expenses), net	(792)	(3 827)	403	(14 904)

Income from continuing operations before provision for income taxes	25 588	20 537	96 688	82 842

Provision for income taxes	(5 669)	(4 858)	(19 633)	(19 384)

Net income from continuing operations	19 919	15 680	77 055	63 458

Net income/(loss) from discontinued operations	—	1 547	3 733	(32 846)

Net income	19 919	17 226	80 788	30 612

Less net income attributable to the noncontrolling interests	(167)	(229)	(949)	(970)

Net income attributable to the Group	19 752	16 997	79 839	29 642

Other comprehensive income/(loss), net of taxes
Currency translation adjustment	435	1 796	(2 877)	(2 211)
Unrealized gains (losses) on derivatives	75	(209)	1 445	255
Unrecognized actuarial gains	157	(170)	185	(152)
Total other comprehensive loss, net of taxes	667	1 417	(1 247)	(2 108)
Total comprehensive income	20 586	18 643	79 541	28 504
Less comprehensive income attributable to the noncontrolling interests	(183)	(306)	(1 056)	(772)

Comprehensive income attributable to the Group	20 403	18 337	78 485	27 732

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:
EPS from continuing operations	9.93	7.77	38.27	31.42
EPS from discontinued operations	0.00	0.78	1.88	16.51
Total EPS	9.93	8.55	40.14	14.90

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

(Amounts in millions of RUB)

	As of December 31,	As of December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	30 612	22 014
Short-term investments	14 633	4 034
Trade receivables, net	34 554	33 372
Accounts receivable, related parties	965	336
Inventory and spare parts	8 498	8 586
VAT receivable	6 651	5 415
Prepaid expenses and other current assets	20 763	18 605
Total current assets	116 676	92 362

PROPERTY, PLANT AND EQUIPMENT	270 660	271 781

INTANGIBLE ASSETS	74 329	73 448

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	13 393	5 532

OTHER INVESTMENTS	4 392	5 814

OTHER NON CURRENT ASSETS	6 074	6 041

Total assets	485 524	454 978

CURRENT LIABILITIES
Trade accounts payable	23 864	22 588
Accrued expenses and other current liabilities	49 619	60 855
Accounts payable, related parties	3 315	2 338
Current portion of long-term debt, capital lease obligations	25 064	27 624
Total current liabilities	101 862	113 405

LONG-TERM LIABILITIES
Long-term debt	194 074	204 432
Capital lease obligations	10	49
Deferred income taxes	21 202	10 670
Deferred revenue and other long-term liabilities	9 391	10 133
Total long-term liabilities	224 677	225 284

Total liabilities	326 539	338 689

Redeemable noncontrolling interests	2 932	2 298

SHAREHOLDERS’ EQUITY:

Total shareholders’ equity attributable to the MTS Group	151 931	110 723
Non-redeemable Noncontrolling interest	4 122	3 268
TOTAL SHAREHOLDERS EQUITY	156 053	113 991

Total liabilities and shareholders’ equity	485 524	454 978

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2013	December 31, 2012
Net income	80 788	30 612
Net (income) loss from discontinued operations	(3 733)	32 846

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73 253	6 7 910
Currency exchange and translation loss / (gain)	5 473	(3 952)
Impairment of goodwill and long-lived assets	—	522
Debt issuance cost amortization	784	952
Amortization of deferred connection fees	(1 921)	(2 287)
Equity in net income of associates	(2 472)	(869)
Inventory obsolescence expense	660	759
Provision for doubtful accounts	3 106	2 606
Deferred tax loss	9 671	3 290
Other non-cash items	(192)	(61)

Changes in operating assets and liabilities:
Increase in trade receivables	(3 474)	(8 489)
Increase in inventory	(592)	(61)
Increase in prepaid expenses and other current assets	(2 966)	(727)
(Increase)/decrease) in VAT receivable	(1 190)	673
Increase in trade accounts payable, accrued liabilities and other current liabilities	898	9 606
Dividends received	1 831	1 526
Net cash provided by operating activities - continuing operations	159 924	134 856
Net cash used in operating activities - discontinued operations	(547)	(2 733)
Net cash provided by operating activities	159 377	132 123

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	—	(1 937)
Purchases of property, plant and equipment	(67 146)	(79 836)
Purchases of intangible assets	(14 429)	(7 947)
Proceeds from sale of property, plant and equipment	418	395
Purchases of short-term investments	(37 623)	(33 474)
Proceeds from sale of short-term investments	27 785	31 548
Purchase of other investments	(703)	(2 100)
Proceeds from sale of other investments	—	2 029
Investments in and advances to associates, net	(5 088)	—
Net cash used in investing activities - continuing operations	(96 786)	(91 322)
Net cash provided by/used in investing activities - discontinued operations	115	(2 045)
Net cash used in investing activities	(96 671)	(93 367)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from entities under common control and non-controlling interests	—	(261)
Contingent consideration paid on acquisition of subsidiaries	—	(20)
Proceeds from issuance of notes	25 651	—
Repayment of notes	(6 195)	(25 561)
Notes and debt issuance cost paid	(193)	—
Reimbursement of debt issuance cost	959	—
Capital lease obligation principal paid	(202)	(213)
Dividends paid	(39 706)	(29 626)
Cash on sale of MGTS Business Estate (net of cash disposed) to AFK	3 068	—
Cash deconsolidated on loss of control over Stream	—	(227)
Proceeds from loans	353	17 955
Loan principal paid	(38 996)	(37 394)
Other financial activities	116	1
Net cash used in financing activities - continuing operations	(55 145)	(75 346)
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash used in financing activities	(55 145)	(75 346)

Effect of exchange rate changes on cash and cash equivalents	1 037	(985)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	8 598	(37 575)

CASH AND CASH EQUIVALENTS, at beginning of the period	22 014	59 589

CASH AND CASH EQUIVALENTS, at end of the period	30 612	22 014
Less cash and cash equivalents from discontinued operations, at end of period	—	(411)
CASH AND CASH EQUIVALENTS from continuing operations, at end of period	30 612	21 603

Investor conference call – March 18, 2014 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer GROUP FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2013

SAFE HARBOR Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

TABLE OF CONTENTS FINANCIAL & CORPORATE HIGHLIGHTS Group news summary for Q4 2013 & key highlights Group financial highlights: revenue & OIBDA Group financial highlights: net income Group balance sheet, operating and free cash flow Group capital expenditures Group debt at the end of Q4 2013 Group mobile subscriber dynamics Outlook Dividend outlook 3D strategy KEY FINANCIAL & OPERATING RESULTS Russian financial highlights Russian revenue breakdown Russian mobile operating indicators Russia fixed operating indicators LTE roll-out roadmap MTS retail network development Ukraine, Armenia and Turkmenistan financial highlights & operating indicators APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

GROUP NEWS SUMMARY FOR Q4 2013 & KEY HIGHLIGHTS

CONSOLIDATED REVENUE
(RUB bln)



Q4 2013
104.8
Q4 2012
98.4
+6%

MOBILE REVENUE IN RUSSIA
(RUB bln)



Q4 2013
71.6
Q4 2012
66.1
+8%

CONSOLIDATED OIBDA
(RUB bln)



Q4 2013
45.0
Q4 2012
40.5
+11%

DATA TRAFFIC REVENUE IN RUSSIA
(RUB bln)



Q4 2013
13.8
Q4 2012
9.3
+49%

OIBDA MARGIN



Q4 2013
42.9%
Q4 2012
41.1%
+1.8pp

FREE CASH FLOW*
(RUB bln)



2013
68.9
2012
45.5
+52%

NET INCOME
(RUB bln)



Q4 2013
19.8
Q4 2012
17.0
+16%

*Free Cash Flow from continuing operations excluding one-offs from settlement of proceedings over Bitel LLC in the amount of RUB 4.1 billion

Q4 2013 HIGHLIGHTS

- Launched LTE networks in Pskov Region, Kirov Region, North Ossetia-Alania, Khabarovsk Krai, Udmurtia, Zabaikalsky Krai, Amur Krai, Rostov region, Kaluga region, Novosibirsk region, Krasnoyarsky Krai
- Launched sales of iPhone 5s/5c in the MTS retail network
- MGTS, through its wholly owned subsidiary MGTS-Real Estate CJSC, sold a 51% stake in Business-Nedvizhimost CJSC to Sistema JSFC for RUB 3.2 billion
- Changed the terms of credit agreements with Sberbank for two non-revolving lines of credit in the amount of RUB 80 billion
- Redeemed remaining amount of Series 01 ruble-denominated bond
- Repurchased Series 03 ruble-denominated bonds in the amount of approximately RUB 3.9 billion
- Paid out semi-annual dividends of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) amounting to the total of RUB 10.8 billion on the basis of the Company's H1 2013 financial and operating results
- Appointed Mr. Andrei Smelkov as Vice President for Foreign Subsidiaries, Member of the Executive Board

THEREAFTER

- Announced new 3D Strategy: Data, Differentiation, Dividends
- Launched LTE network in Tatarstan and St. Petersburg
- Concluded a credit facility with Citibank Europe PLC and Swedish Export Credit Corporation for up to $300 million (RUB 10.9 billion at the date of conclusion) supported by Sweden's Exportkreditnamnden (EKN)
- Appointed Mr. Valery Shorzhin as Vice President for Procurement and Administration, Member of the Executive Board

MTS from words to digits

3D Data+Differentiation+Dividends

5

GROUP FINANCIAL HIGHLIGHTS: REVENUE & OIBDA

TOTAL GROUP REVENUE
(RUB bln)



-1%
+6%
+1%
+5%
99.4
98.4
92.9
97.5
103.4
104.8
378.2
398.4
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

TOTAL GROUP OIBDA
(RUB bln)



-9%
+11%
-3%
+8%
44.3
40.5
39.3
44.4
46.3
45.0
161.7
175.0
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2012	2013
OIBDA MARGIN	44.5%	41.1%	42.4%	45.5%	44.8%	42.9%	42.8%	43.9%

- Year-over-Year revenue growth driven by a sustained increase in data revenues in Russia and subscriber growth in key markets
- Q-on-Q revenue growth bucks seasonal trends due to higher-value subscriber additions, increased data adoption and expansion of fixed-line business in Russia
- Year-on-Year OIBDA improvement reflects expansion of higher-margin data revenues, sustained improvements in the Company's operating efficiency, and decline as a percentage of sales of high-cost handsets in the revenue mix
- Seasonal q-o-q OIBDA decline mitigated by stronger top-line performance

MTS from words to digits
3D Data+Differentiation+Dividends
6

GROUP FINANCIAL HIGHLIGHTS: NET INCOME

GROUP NET INCOME FROM CONTINUING OPERATIONS*
(RUB bln)



-26%
+28%
+9%
+22%
21.0
15.5
12.9
25.4
18.1
19.8
62.5
76.1
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

NET INCOME MARGIN	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2012	2013
	21.1%	15.7%	13.9%	26.0%	17.5%	18.9%	16.5%	19.1%

*Represents ongoing MTS operations exclusive of operations in Uzbekistan

TOTAL GROUP NET INCOME
(RUB bln)



-16%
+16%
+9%
+169%
20.2
17.0**
13.0
29.0***
18.1
19.8
29.6****
79.8***
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

NET INCOME MARGIN	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2012	2013
	20.3%	17.3%	14.0%	29.8%	17.5%	18.9%	7.8%	20.0%

**Includes a non-cash impairment for goodwill and long-lived assets of RUB 979 mln and a gain from the reversal of provision for claims in Uzbekistan of RUB 2 510 mln resulting from the suspension of operations in July 2012
***Includes a non-cash gain on deconsolidation of Uzbekistan of RUB 3 682 mln
****Includes a non-cash impairment for goodwill and long-lived assets of RUB 20 037 mln and provision for claims in Uzbekistan of RUB 13 948 mln resulting from the suspension of operations in July 2012

- Strong q-on-q and y-o-y bottom line performance enhanced by stable D&A, improved contribution from minority share businesses in Belarus, lower interest expenses and sustained growth in OIBDA
- Net income in Q4 2013 impacted by non-cash FOREX loss in the amount of RUB 840 mln
- Net income dynamics in 2013 reflect one-off gains realized in connection with settlement of litigation over Bitel LLC and discontinuation of operations in Uzbekistan

MTS from words to digits
3D Data+Differentiation+Dividends
7

GROUP BALANCE SHEET, OPERATING AND FREE CASH FLOW OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS* (RUB mln) *Free Cash Flow from continuing operations excluding one-offs from settlement of proceedings over Bitel LLC in the amount of RUB 4.1 billion BALANCE SHEET (RUB mln UNLESS NOTED) As of Dec 31, 2012 As of Dec 31, 2013 CASH AND CASH EQUIVALENTS 22 014.2 30 611.7 SHORT-TERM INVESTMENTS 4 034.4 14 632.6 TOTAL DEBT 232 105.1 219 146.9 LONG-TERM DEBT 204 480.8 194 083.2 SHORT-TERM DEBT 27 624.3 25 063.7 NET DEBT 206 056.5 173 902.6 LTM OIBDA 161 703.2 175 010.5 NET DEBT/LTM OIBDA 1.3x 1.0x Sustained increase in cash flows due to OIBDA growth, improvements in working capital and stable CAPEX spending Free cash flow from continuing operations reached RUB 68.9 bln in 2013 excluding one-offs from settlement of proceedings over Bitel LLC Reduction in Net debt/LTM OIBDA ratio to 1.0x due to improvement in operating performance and our success in managing debt portfolio +26% +19% +67% +52%

GROUP CAPITAL EXPENDITURES Capital expenditures amounted to RUB 81.6 bln Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations Overall CAPEX spending for FY2013 came in line the guidance of roughly 20% of sales RUSSIA 69 278 66 869 82 896 70 910 UKRAINE 4 694 4 487 4 125 8 840 ARMENIA 913 1 344 751 1 093 TURKMENISTAN 1 354 n/a 11 732 GROUP 76 238 72 798 87 783 81 575 - AS % OF REVENUE 23.1% 20.9% 23.2% 20.5% (IN RUB MLN) 2010 2011 2012 2013 81 575

GROUP DEBT AT THE END OF Q4 2013 *Debt composition by currency includes FOREX hedging in the amount of $795.0 mln as of Q4 2013 DEBT COMPOSITION BY CURRENCY Q4 2013* 2% 79% 19% 43% 57% MTS Series 03, 08 and BO-01 ruble bonds contain put options that can be exercised in December 2014, in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt = RUB 219.1 bln Net debt/LTM OIBDA* = 1.0x DEBT COMPOSITION BY TYPE Q4 2013* Redeemed remaining amount of Series 01 ruble-denominated bond Changed coupon rate on Series 03 from 7.00% to 7.50% and repurchased outstanding bonds in the amount of RUB 3.9 billion Changed the terms of credit agreements with Sberbank for two non-revolving lines of credit in the amount of RUB 80 billion, tenor of the credit agreements increased from December 2017 until March 2020, and lowered the annual interest rate on both lines from 8.50% to 8.45% Debt composition within the Company’s internal target of maintaining about 70% of its portfolio in ruble-denominated instruments 2.4

*Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated GROUP MOBILE SUBSCRIBER BASE DYNAMICS In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network MTS SUBSCRIBERS (MLN UNLESS NOTED) Q3 2013 Q4 2013 % Change TOTAL MOBILE 105.27 107.83 +2.4% RUSSIA 73.14 75.32 +3.0% UKRAINE* 22.41 22.66 +1.1% TURKMENISTAN 2.01 2.02 +0.3% ARMENIA 2.38 2.44 +2.2% BELARUS** 5.33 5.39 +1.3%

OUTLOOK MTS expects revenue growth for the Group of 3-5% for 2014E Key factors which may influence topline revenue growth for the group include: Growth in data revenues through higher penetration of smartphones and data-enabled devices Development of retail product platform and sales of tablets and handsets Growth in broadband/pay TV markets in Russia MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results TOTAL GROUP REVENUE (RUB bln) GROUP CAPEX (RUB bln) GROUP OIBDA (RUB bln) > 2% CAGR 2%

DIVIDEND OUTLOOK DIVIDEND POLICY In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 billion per year In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result MTS paid out in total RUB 41.0 bln in 2013 OUTLOOK FOR 2014+ Given MTS strong performance in 2013 and higher-than-anticipated free cash flow, MTS raises its dividend guidance for 2014 – 2015 to at least RUB 90 bln for the period Decisions on dividends to be paid in 2014 will first be reviewed by Board of Directors in April 2014 MTS will aim to maintain these levels in anticipation of: Rational markets of operation Stable macroeconomic environment Anticipated CAPEX spending of RUB 90.0 bln in 2014 and RUB 85.0 bln in 2015 41.0 DIVIDEND HISTORY AND OUTLOOK (RUB bln) 30.4 30.7 30.0 > 90.0

DATA DIFFERENTIATION 3D STRATEGY: LEVERAGING STRENGTHS & OPPORTUNITIES KEY MTS GROWTH OPPORTUNITIES GROWTH IN MOBILE BROADBAND GROWTH IN FIXED BROADBAND/PAY TV GROWTH IN CONVERGENT CORPORATE SERVICES Sustained efficiency and cash flow generation MTS 3D STRATEGY DIVIDENDS Provide customers with fastest, most reliable data networks Increase data penetration in our subscriber base Ensure customers have the best connectivity experience in their homes, workplace and places in between Offer customers unique products and services to enhance their digital lives Establish Moscow as world-class in terms of connectivity and network access Ensure a best-in-class customer experience to improve loyalty throughout our markets of operation Improve continuously the operational efficiency of MTS Enhance shareholder returns KEY MTS STRENGTHS Largest subscriber base Strongest presence in high-value & corporate segment Fastest mobile network speeds Most advanced retail platform in market Leadership in mobile banking space Clear dividend policy PAYMENT OPTIONS AND MOBILE BANKING TRADITIONAL TELECOMMUNICATIONS BUSINESS NEW BUSINESSES Track record of success FTTB/FTTH services in 180 major Russian cities Digital Moscow Highest customer loyalty ratings Strong position in Ukraine/CIS markets Top brand

15 KEY FINANCIAL & OPERATING RESULTS

RUSSIAN FINANCIAL HIGHLIGHTS Year-over-Year revenue improvement driven by growth in data usage and the Company’s focus on attracting and retaining higher-quality subscribers Q-on-Q revenue growth counters seasonal trends due to higher-value subscriber additions, increased data adoption, growth in retail and expansion of fixed-line business in Russia Seasonal OIBDA decline q-on-q mitigated by increased data revenues, higher profitability in retail and stable competitive environments TOTAL RUSSIA REVENUE (RUB bln) TOTAL RUSSIA OIBDA (RUB bln) STABLE +7% +3% +5% +7% -8% +11% -1% OIBDA MARGIN 45.4% 42.0% 43.3% 45.4% 45.4% 43.7% 43.8% 44.4% Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 2012 2013

RUSSIAN REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) -1% +8% +1% +7% +3% +5% +9% +2% STABLE -4% +9% -8% Strong year-over-year growth in mobile service revenue driven by high data adoption rates Year-over-Year fixed-line revenue growth enhanced by network modernization, the migration of Pay-TV customers to digital platform and growth in B2G services Quarterly increase in fixed-line revenue attributable to the recognition of the revenue from B2G projects in Moscow in Q4 2013 Increase in quarterly sales of handsets due to seasonal factors and record high demand for smartphone and tablets sales prior to the New Year holidays Year-over-Year decline in sales of handset reflective of the Company’s focus on promoting sales of more affordable smartphones as well as the decreased number of MTS retail stores as MTS continues to improve efficiency of its retail operations

RUSSIAN MOBILE OPERATING INDICATORS ARPU (RUB) MOU (MIN) Year-on-Year ARPU growth driven by policies aimed at increasing voice and data consumption, including the promotion of tariffs stimulating on-net calling and tariffs to boost data usage on smartphones and tablets MOU growth reflective of success of the tariffs to stimulate voice usage and enhance customer loyalty Sustained churn improvement reflects introduction of innovative tariff plans, changes in the structure of dealer commissions, and on-going focus on attraction and retention of higher-value customers -2% +3% -1% +4% +7% +2% SUBS, MLN 70.7 71.2 71.3 71.7 73.1 75.3 CHURN RATE, % 10.3% 11.0% 9.5% 9.4% 9.1% 9.0% VAS ARPU 80.0 90.2 91.8 90.1 93.5 102.9 - AS % OF ARPU 25.5% 29.5% 31.4% 29.5% 29.3% 32.7% APPM 1.01 0.95 0.94 0.92 0.95 0.91 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 +4% +8% 71.2 75.3 42.4% 36.3% 80.9 93.5 27.2% 30.4% 0.98 0.94 2012 2013

RUSSIA MOBILE OPERATING INDICATORS

TOTAL VAS REVENUE
(RUB mln)


+7%
+21%
+9%
+19%
18,875
20,256
21,163
21,091
22,467
24,510
75 008
89 232
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

DATA TRAFFIC REVENUE
(RUB mln)


+7%
+49%
+10%
+43%
8 626
9 265
10 096
10 969
12 520
13 834
33 069
47 419
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

OTHER VAS REVENUE'
(RUB mln)


+7%
-3%
+7%
STABLE
10,250
10,992
11,068
10,122
9,947
10,677
41,93
9
41,81
3
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
2012
2013

' Including messaging and content revenue

- Growth in total VAS revenue attributable to the Company's success in creating the fastest data networks in Russia, providing best customer service and promoting its value proposition in the marketplace
- Strong improvement in data traffic driven by growing smartphone and tablet penetration and increased adoption of data products
- Key initiatives included:
  - Launch of LTE networks in 8 Russia's regions
  - Promotion of tariff plan Super Bit with fixed price on Internet in all of the Russia's regions
  - Enhancement of Ultra tariff plan
  - Promotional campaign "Internet for 2 rubles per day"
  - Promo tariff plans for tablets
  - Enablement of LTE networks for iPads
- Slight year-over-year decline in other VAS revenues reflective of decreased revenues from content as the Company introduced policies to eliminate unsolicited SMS-based services

MTS from words to digits
19
Data+Differentiation+Dividends

RUSSIA FIXED OPERATING INDICATORS Year-on-Year residential ARPU growth attributable to migration of pay-TV subscribers to digital TV platform and upselling of broadband subscribers through modernization of fixed-line networks in the regions ARPU growth in Moscow due to migration of ADSL customers to GPON and expansion of the subscriber base Year-over-Year corporate ARPU growth driven by stronger sales of VAS and contribution from B2G projects in Moscow, including video surveillance Decline in pay TV subscriber base reflects the migration of subscribers from analog TV to digital platform, which results in defection of some of the “social package” subscribers ARPU RESIDENTIAL (RUB) ARPU CORPORATE (RUB) +3% +9% +4% +4% +22% +17% TOTAL HOUSEHOLDS PASSED, 000S 11 761 11 723 11 930 12 070 12 134 12 269 TOTAL BB SUBS, 000S 2 219 2 313 2 314 2 317 2 385 2 421 TOTAL PAY-TV SUBS, 000S 2 952 2 938 2 885 2 806 2 678 2 613 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 +7% +13% 11 723 12 269 2 313 2 421 2 938 2 613 2012 2013

In 2013, MTS commercially launched LTE-FDD networks in Moscow and the Moscow region and in 15 other regions across Russia MTS operates a LTE-TDD network in Moscow By the end of 2014, MTS will operate LTE networks in 600 cities and 74 regions throughout Russia By year end 2014, MTS will boast over 15,000 LTE base stations MTS is rolling out LTE networks in the 2600 MHz range in urban areas to ensure maximum capacity and highest data transfer speeds Upon spectrum clearance, MTS will use 800 MHz range in urban areas to provide better indoor coverage and overall better network quality MTS has 10-25 MHz spectrum in the 1800 MHz range in 76 regions which can be refarmed for LTE 1800 MHz upon migrating voice traffic to GSM900/UMTS2100 Upon introduction of LTE Advanced MTS will be able to combine spectrum in different bandwidth to further enhance capacity and increase speeds to over 300 Mb/s To be covered in 2014 To be covered in 2015 LTE 2600 MHz 10 MHz 75 Mb/s LTE 800 MHz 5 MHz 37 Mb/s LTE 1800MHz 10-25 MHz 75 Mb/s 300+ Mb/s LTE ROLL-OUT ROADMAP Covered in 2013

MTS RETAIL NETWORK DEVELOPMENT *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux, Bada or Asha 3 523 4 146 4 462 4 034 At the end of Q4 2013, MTS retail network comprised 4 034 stores, including 1 197 franchised outlets During 2013, MTS focuses on improving point-of-sale efficiency and optimization of franchise network In Q4 2013, smartphones accounted for 64.0% of phones sold in MTS stores

UKRAINE FINANCIAL HIGHLIGHTS Year-over-Year growth in revenue attributable to expansion of subscriber base despite unfavorable macroeconomic factors Quarterly decline in revenue reflects seasonal factors in usage Year-on-Year OIBDA growth enhanced by sustained churn improvement, reduction in subscriber acquisition costs and overall cost efficiencies MTS Ukraine continues to demonstrate strong profitability despite weakening macroeconomic trends TOTAL UKRAINE REVENUE (UAH mln) TOTAL UKRAINE OIBDA (UAH mln) -10% +2% -7% -15% +6% -6% +3% +5% OIBDA MARGIN 53.1% 50.1% 51.5% 52.5% 51.5% 52.3% 50.8% 51.9% Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 2012 2013

UKRAINE OPERATING INDICATORS Year-over-year ARPU decline attributable to dilution of the subscriber base due to lower-value subscribers Quarterly decline in ARPU tied to seasonal factors and influx of lower-value subscribers Year-on-year reduction in MOU attributable to dilution of customer base with lower-value subscribers ARPU (UAH) MOU (MIN) -13% -8% -10% -1% -8% -1% SUBS, MLN 20.1 20.7 21.0 21.6 22.4 22.7 CHURN RATE, % 9.0% 5.8% 6.7% 6.0% 6.6% 6.8% VAS ARPU 11.8 16.3 12.7 12.1 12.2 12.1 - AS % OF ARPU 26.9% 42.7% 34.1% 31.5% 31.3% 34.5% SAC 56.7 60.4 51.9 56.2 57.1 53.3 APPM 0.072 0.063 0.062 0.066 0.069 0.063 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 -4% -3% 20.7 22.7 30.5% 26.1% 12.6 12.3 32.1% 32.9% 60.5 54.8 0.066 0.065 2012 2013

UKRAINE OPERATING INDICATORS Increase in total VAS revenue due to Company’s efforts to monetize its EDGE and CDMA networks Year-on-Year decline in data traffic revenue attributable to reclassification of revenue from bundles in Q4 2012 Key initiatives included: One month of Internet from MTS on purchasing a number of smartphones in MTS retail stores 6 months of Internet for free on purchasing the Samsung Galaxy tablet MTS branded lotteries Launch of subscriptions on MTS’s multimedia content portal Launch of “Turbo button” on CDMA tariff plan TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) +3% +5% +42% -18% +2% x2 -35% +4% +16% -6% +1% +6% OTHER VAS REVENUE* (UAH mln) * Including messaging and content revenue

ARMENIA FINANCIAL HIGHLIGHTS TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) -8% -1% -12% -14% -51% -57% +3% -17% OIBDA MARGIN 57.2% 53.4% 50.3% 52.3% 54.4% 26.8% 57.3% 46.1% Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 2012 2013 Year-over-year revenue growth attributable to the Company’s focus on promotion of bundled voice and data tariff plans and increasing market share Quarterly decline in revenues due to seasonal factors, including lower roaming revenues and international calling Decline in OIBDA due to one-time adjustments in costs related to international long-distance calling and termination rates with MTS Russia

ARMENIA OPERATING INDICATORS ARPU (AMD) MOU (MIN) -10% -3% -13% STABLE +15% +2% SUBS, 000S 2 353.9 2 405.0 2 379.2 2 356.4 2 382.2 2 435.1 CHURN RATE, % 7.2% 6.7% 8.2% 8.6% 8.0% 6.5% SAC 6 294.7 6 332.7 6 506.2 6 287.4 6 077.1 6 800.7 APPM 8.8 8.0 7.4 7.5 8.0 6.8 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 2 405.0 2 435.1 34.7% 30.7% 5 909.9 6 415.7 8.1 7.5 2012 2013 +3% +11% 2 656 2 737 Quarterly decline in ARPU in line with traditional seasonal trends die to lower own and guest subscriber roaming revenues Year-over-Year rise in MOU as a result of the Company’s efforts to drive voice usage Continued improvement in churn dynamics reflects the sustained focus on promoting customer loyalty

TURKMENISTAN FINANCIAL HIGHLIGHTS TOTAL TURKMENISTAN REVENUE (TMT mln) TOTAL TURKMENISTAN OIBDA (TMT mln) x4 +62% OIBDA MARGIN n/a 31.5% 27.2% 33.1% 38.3% 60.6% Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 +166 +2% 41.2% 2013 On August 30, 2012, MTS re-launched its network in Turkmenistan and allowed existing subscribers to re-activate SIM cards On October 1, 2012, MTS began sales of new SIM cards Q-on-Q revenue increase of 2% driven by an increase in MTS’s subscriber base and growing consumption of voice, data and content services Rise in OIBDA of 62% q-o-q due to cancellation of reserves for salaries and stock options, reserves for frequency payments, line rentals and reserves for network equipment dismantling due to imminent liquidation of BCTI, MTS’s wholly-owned subsidiary in Turkmenistan

TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) +51% -1% +76% -2% SUBS, 000S 1 440.0 1 888.2 1 882.6 2 009.6 2 016.3 CHURN RATE, % n/a n/a 17% 6.7% 11.1% SAC 6.2 9.5 13.6 18.1 22.1 APPM 0.03 0.02 0.02 0.02 0.02 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 2 016.3 35.5% 14.9 0.02 2013 564 Strong year-on-year growth in ARPU reflective of Company’s success in monetization of its subscriber base Substantial year-on-year MOU growth due to Company's efforts to promote tariff plans with free on-net calling

30 APPENDIX

DEFINITIONS & RECONCILIATIONS

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2012					Q3 2013					Q4 2013				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING INCOME/LOSS	23 412.6	22 824.8	2 387.3	310.9	92.0	27 394.7	25 166.6	3 396.6	600.5	305.1	27 219.4	25 864.7	3 109.0	(27.3)	487.6
ADD: D&A	17 043.4	14 251.0	2 282.1	507.7	0.2	18 895.0	16 355.9	2 165.2	382.4	4.3	17 769.0	15 242.6	2 084.7	447.5	10.5
OIBDA	40 456.0	37 075.9	4 669.4	818.6	92.2	46 289.8	41 522.5	5 561.8	982.8	309.4	44 988.4	41 107.3	5 193.7	420.2	498.1

	Q4 2012					Q3 2013					Q4 2013				
	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING MARGIN	23.8%	25.9%	25.6%	20.3%	31.3%	26.5%	27.5%	31.4%	33.2%	37.8%	26.0%	27.5%	31.3%	(1.7%)	59.5%
ADD: D&A	17.3%	16.2%	24.5%	33.1%	0.1%	18.3%	17.9%	20.0%	21.2%	0.5%	17.0%	16.2%	21.0%	28.2%	1.3%
OIBDA MARGIN	41.1%	42.0%	50.1%	53.4%	31.4%	44.8%	45.4%	51.5%	54.4%	38.3%	42.9%	43.7%	52.3%	26.5%	60.8%

MTS from words to digits
3D Data+Differentiation+Dividends
31

DEFINITIONS & RECONCILIATIONS Annual adjusted OIBDA can be reconciled to our consolidated statements of operations as follows: 2012 2013 RUB mln Group RUS UKR ARM TUK Group RUS UKR ARM TUK OPERATING INCOME 93 793.3 91 773.2 9 647.1 1 344.8 (116.1) 101 758.0 94 873.4 11 745.0 1 299.4 1 158.9 ADD: D&A 67 910.0 56 234.6 9 571.0 2 094.8 0.7 73 252.5 62 825.3 8 895.9 1 559.9 18.1 OIBDA 161 703.2 148 008.0 19 218.1 3 439.7 (115.4) 175 010.5 157 698.7 20 641.0 2 859.3 1 177.1 2012 2013 Group RUS UKR ARM TUK Group RUS UKR ARM TUK OPERATING MARGIN 24.8% 27.2% 25.6% 22.4% n/a 25.5% 26.7% 29.6% 20.9% 40.8% ADD: D&A 18.0% 16.6% 25.4% 34.9% n/a 18.4% 17.7% 22.4% 25.0% 0.6% OIBDA MARGIN 42.8% 43.8 50.9% 57.3% n/a 43.9% 44.4% 52.0% 45.9% 41.5%

DEFINITIONS & RECONCILIATIONS RUB mln As of Dec 31, 2012 As of Dec 31, 2013 Current portion of LT debt and of capital lease obligations 27 624.3 25 063.7 LT debt 204 432.3 194 073.2 Capital lease obligations 48.5 10.0 Total debt 232 105.1 219 146.9 Less: Cash and cash equivalents 22 014.2 30 611.7 ST investments 4 034.4 14 632.6 Net debt 206 056.5 173 902.6 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For the year ended Dec 31, 2012 For the year ended Dec 31, 2013 Net cash provided by operating activities from continuing operations 134 855.8 159 924.4 Less: Purchases of property, plant and equipment (79 835.9) (67 146.2) Purchases of intangible assets (7 947.1) (14 428.7) Proceeds from sale of property, plant and equipment 394.8 418 Proceeds from sale of other investments 2 028.9 - Purchases of other investments (2 100.0) (702.9) Investments in and advances to associates - (5 088.9) Acquisition of subsidiaries, net of cash acquired (1 936.8) - Free cash flow from continuing operations 45 459.7 72 975.8 Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

DEFINITIONS & RECONCILIATIONS Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

CONTACT INFORMATION MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 18, 2014

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